

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Rajiv Shukla
Chairman and Chief Executive Officer
Alpha Healthcare Acquisition Corp.
1177 Avenue of the Americas, 5th Floor
New York, New York 10036

> **Re: Alpha Healthcare Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Exhibit Nos. 10.7, 10.7.1, 10.7.2, 10.8, 10.9, 10.10, 10.11, 10.11.1, 10.11.2, 10.11.3,**
> **10.11.4, 10.11.5, 10.12, 10.12.1, 10.12.2 & 10.13**
> **Filed March 22, 2021**
> **File No. 333-254597**

Dear Mr. Shukla:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance